SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Panhandle Oil and Gas, Inc.
(Name of Issuer)

Class A Common Stock (Voting), $0.0166 par value per share
(Title of Class of Securities)

698477 10 6
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 698477 10 6	Page 2 of 20 Pages

1.	Names of Reporting Persons. Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 23,472
Shares
Beneficially	8.	Shared Voting Power: 787,020
Owned by
Each	9.	Sole Dispositive Power: 23,472
Reporting
Person With	10.	Shared Dispositive Power: 787,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
810,492

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
4.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 698477 10 6	Page 3 of 20 Pages

1.	Names of Reporting Persons.
Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 747,020
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 747,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
747,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
4.5%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 698477 10 6	Page 4 of 20 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 12,550
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 12,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,550

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 698477 10 6	Page 5 of 20 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 696,990
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 696,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
696,990

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
4.2%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 698477 10 6	Page 6 of 20 Pages

1.	Names of Reporting Persons. Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 36,000
Shares
Beneficially	8.	Shared Voting Power: 4,000
Owned by
Each	9.	Sole Dispositive Power: 36,000
Reporting
Person With	10.	Shared Dispositive Power: 4,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 698477 10 6	Page 7 of 20 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 4,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 4,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 698477 10 6	Page 8 of 20 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 631,554
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 631,554

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
631,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
3.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 698477 10 6	Page 9 of 20 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 627,554
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 627,554

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
627,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
3.8%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 698477 10 6	Page 10 of 20 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 390,274
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 390,274

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
390,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
2.4%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 698477 10 6	Page 11 of 20 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 237,280
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 237,280

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
237,280

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
1.4%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 12 of 20 Pages

This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Statement on Schedule 13D relating to shares of Class A Common Stock (voting), $0.0166 par value (the "Common Stock"), of Panhandle Oil and Gas, Inc. (the "Issuer") filed on May 10, 2004 with the Commission as amended by Amendment No. 1 and Amendment No. 2 thereto, filed on December 27, 2006 and August 22, 2007 with the Commission (as so amended, "the Amended Statement").. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated ("Robotti Foundation"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Robotti Foundation, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti. Robotti Foundation, a Delaware corporation, is a charitable foundation.

Mr. Wasiak, a United States citizen, is retired. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC and RI is 6 East 43rd Street, 23rd Floor, New York, New York, 10017. Mr. Wasiak's, RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, Robotti Advisors and Robotti Foundation included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 13 of 20 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 23,472 shares of the Common Stock held by Mr. Robotti is $18,244.94 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Mr. Robotti were paid for using his personal funds or received as a distribution or as a grant from the Issuer.

The aggregate purchase price of the 37,480 shares of the Common Stock held by ROBT is $35,843.75 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital.

The aggregate purchase price of the 2,000 shares of the Common Stock held by Robotti & Company is $3,500.00 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital.

The aggregate purchase price of the 10,550 shares of the Common Stock held by Robotti & Company is $70,296.19 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 69,436 shares of the Common Stock held by Robotti Advisors is $276,920.05 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 36,000 shares of the Common Stock held by Suzanne Robotti is $19,705.61 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 4,000 shares of the Common Stock held by Robotti Foundation is $1,539.00 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were received as a donation.

The aggregate purchase price of the 390,274 shares of the Common Stock held by RIC is $729,686.56 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 237,280 shares of the Common Stock held by RI is $1,125,135.59 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of December 10, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 14 of 20 Pages

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)	810,492	23,472	787,020	4.92%
ROBT (1)(3)(4)(5)(6)	747,020	0	747,020	4.53%
Robotti & Company (1)(4)(5)	12,550	0	12,550	**
Robotti Advisors (1)(6)(10)(11)	696,990	0	696,990	4.23%
Suzanne Robotti (1)(7)(8)(9)	40,000	36,000	4,000	**
Robotti Foundation (1)(9)	4,000	0	4,000	**
Wasiak (1)(9)(10)(11)	631,554	0	631,554	3.83%
RMC (1)(10)(11)	627,554	0	627,554	3.81%
RIC (1)(10)	390,274	0	390,274	2.37%
RI (1)(11)	237,280	0	237,280	1.44%

* Based on 16,477,256 shares of Common Stock calculated to be outstanding as of October 9, 2014 based upon 8,238,628 shares outstanding as of August 7, 2014, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for quarter ended June 30, 2014 and the Issuer completion, on October 9, 2014, of a 2-for-1 stock split.
** Less than one percent.
(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 23,472 shares of the Common Stock held in his personal account.
(3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 37,480 shares of Common Stock owned by ROBT.
(4) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,000 shares of Common Stock owned by Robotti & Company.
(5) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 10,550 shares of Common Stock owned by the discretionary customers of Robotti & Company.
(6) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 696,990 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(7) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 36,000 shares of Common Stock.
(8) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (7) above, through his marriage to Suzanne Robotti.
(9) Each of Mr. Robotti and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition of 4,000 shares of Common Stock.
(10) Each of Messrs. Robotti and Wasiak, RMC and Robotti Advisors share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 390,274 shares of Common Stock owned by RIC.
(11) Each of Messrs. Robotti and Wasiak, RMC and Robotti Advisors share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 237,280 shares of Common Stock owned by RI.

(c)
Except as otherwise set forth in this Statement, the table below lists all the transactions in the Issuer's Common Stock from July 18, 2014, sixty days prior to the event. All transactions were made by Robotti Advisors, RIC and RI in the open market.

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 15 of 20 Pages

Transactions in Shares Within the Past Sixty Days***

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisor's Advisory Client	09/03/2014	(2,700)	SELL	$60.2035
RIC	09/12/2014	(5,084)	SELL	$60.6536
RI	09/12/2014	(3,116)	SELL	$60.6536
RIC	09/15/2014	(8,556)	SELL	$61.1788
RI	09/15/2014	(5,244)	SELL	$61.1788
RIC	09/16/2014	(12,276)	SELL	$63.3235
RI	09/16/2014	(7,524)	SELL	$63.3235
RIC	09/17/2014	(11,284)	SELL	$63.2686
RI	09/17/2014	(6,916)	SELL	$63.2686
RIC	09/18/2014	(17,050)	SELL	$64.7681
RI	09/18/2014	(10,450)	SELL	$64.7681
RIC	09/19/2014	(8,618)	SELL	$64.4589
RI	09/19/2014	(5,282)	SELL	$64.4589
RIC	09/22/2014	(11,357)	SELL	$60.9625
RI	09/22/2014	(6,960)	SELL	$60.9625
RIC	09/23/2014	(9,796)	SELL	$60.8077
RI	09/23/2014	(6,004)	SELL	$60.8077
RIC	09/24/2014	(10,478)	SELL	$60.9409
RI	09/24/2014	(6,422)	SELL	$60.9409
RIC	09/25/2014	(5,214)	SELL	$60.1065
RI	09/25/2014	(3,196)	SELL	$60.1065
RIC	09/26/2014	(18,152)	SELL	$60.6179
RI	09/26/2014	(11,125)	SELL	$60.6179
RIC	09/29/2014	(6,136)	SELL	$60.274
RI	09/29/2014	(3,760)	SELL	$60.274

***In addition to the transactions listed above, during the period one or more accounts, which held a total of 75,790 of Common Stock, ceased being either a discretionary customer of Robotti & Company or an advisory client of Robotti Advisors.

(d)	No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.
(e)	As of September 30, 2014, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended and restated to read as follows:

Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of December 10, 2014 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement id filed herewith as Exhibit 4 and incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 16 of 20 Pages

Item 7.	Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.           Joint Filing Agreement dated May 10, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

2.           Amended and Restated Joint Filing Agreement dated December 27, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

3.           Amended and Restated Joint Filing Agreement dated August 21, 2007 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

4.           Amended and Restated Joint Filing Agreement dated December 10, 2014 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 17 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 10, 2014

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti
	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 18 of 20 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
Director, President, Treasurer - Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC
Director - Suzanne and Robert Robotti Foundation, Incorporated
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Nancy Seklir
Director - Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Kenneth R. Wasiak
Director - Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC
Director - Suzanne and Robert Robotti Foundation, Incorporated
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York, 11758

Name:	Erwin Mevorah
Vice President, Secretary - Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC
Citizenship:	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, New York, NY 10017

Name:	Suzanne Robotti
Director - Suzanne and Robert Robotti Foundation, Incorporated
Citizenship:	U.S.A.
Principal Occupation:	President, MedShadow Foundation
Business Address:	6 East 43rd Street, New York, NY 10017

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 19 of 20 Pages

Exhibit Index

The following documents are filed herewith or have been previously filed:

	Exhibit	Page

(1)
Joint Filing Agreement dated May 10, 2004 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P. and Suzanne Robotti
Previously Filed

(2)
Amended and Restated Joint Filing Agreement dated December 27, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.
Previously Filed

(3)
Amended and Restated Joint Filing Agreement dated August 21, 2007 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
Previously Filed

(4)
Amended and Restated Joint Filing Agreement dated December 10, 2014 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 698477 10 6	Page 20 of 20 Pages

Exhibit 4

Amended and Restated
Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D Amendment No. 3 filed herewith, and any amendments hereto, relating to the Class A Common Stock (voting), $0.0166 par value, of Panhandle Oil and Gas, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k). The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	December 10, 2014

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti
	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member